March 10, 2008

To our Stockholders:

On February 26, 2008, we announced that CollaGenex Pharmaceuticals, Inc. had entered into a merger agreement with Galderma Laboratories, Inc., whose parent company is Galderma Pharma S.A., a joint venture company of Nestlé S.A. and L’Oréal S.A. Under the terms of the merger agreement, a wholly-owned subsidiary of Galderma has commenced a tender offer to acquire all of the outstanding shares of common stock of CollaGenex for $16.60 per share, net to the seller in cash, without interest (the “Offer Price”).

The tender offer, which commenced today, will expire at midnight on April 4, 2008, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares of CollaGenex common stock.

Following the completion of the tender offer, a wholly-owned subsidiary of Galderma will merge into CollaGenex, and (i) each share of CollaGenex common stock remaining outstanding will be converted into the right to receive the Offer Price and (ii) all outstanding shares of Series D-1 Preferred Stock will be converted into the right to receive an amount in cash equal to the product of the number of shares of common stock into which such shares of Series D-1 Preferred Stock are convertible multiplied by the Offer Price.

Your board of directors has determined that the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interest of CollaGenex stockholders, and recommends that CollaGenex stockholders accept the tender offer and tender their shares in the tender offer.

In arriving at its recommendation, your board of directors considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9. In addition, enclosed are Galderma’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of CollaGenex common stock. We urge you to read these documents to consider this information carefully.

I believe this tender offer is the best result for our stockholders and our company, and I thank you for the support you have given to CollaGenex over the years.

Very truly yours,

Colin W. Stewart
President and Chief Executive Officer